The information in this product summary supplement is not complete and may be changed. This product summary supplement is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement Nos. 333-202913 and 333-180300-03 Dated October 30, 2015 Securities Act of 1933, Rule 424(b)(2)

Digital-Plus Barrier Notes

Digital-Plus Barrier Notes offer a return linked to the performance of the underlying(s), with the greater of a fixed (or “digital”) payment or the uncapped participation in the appreciation of the underlying(s) on the upside and a contingent buffer on the downside.

Overview

Digital-Plus Barrier Notes (the “securities”) provide a return linked to the performance of the individual underlying(s) (the individual underlying, a basket or, in the case of multiple underlyings, the lowest performing of the underlyings, the “underlying”). If the underlying does not depreciate from its initial level to its final level, the securities offer the greater of a fixed payment percentage and an uncapped participation in the appreciation, if any, of the underlying from its initial level to its final level. Additionally, the securities provide a contingent buffer if the underlying has depreciated at maturity, but not to or below its knock-in level. In that case, the investor will be entitled to receive an amount equal to the principal amount. If the final level of the underlying is equal to or less than its knock-in level, a knock-in event will occur and the return will be based on the percentage change of the underlying from its initial level to its final level, and investors will receive less than 100% of the principal amount and may receive nothing. Any payment on the securities is subject to the ability of Credit Suisse AG (“Credit Suisse” or the “Issuer”) to pay its obligations as they become due. The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Summary of Selected Product Risks” herein, “Selected Risk Considerations” in the applicable pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this product summary supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Underlyings

The security can be linked to one or more of the following classes of underlyings:

■ Indices	■ Exchange Traded Funds	■ Single Stocks
■ Baskets	■ Exchange Rates	■ Commodities

Additional Terms Specific to the Securities

You should read this product summary supplement together with the applicable pricing supplement, the underlying supplement dated May 4, 2015, if applicable, the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these securities are a part. The applicable pricing supplement for the securities will contain certain specific information and terms of that offering and may also add, update or change the information contained in the other offering documents. If any information in the applicable pricing supplement is inconsistent with the other offering documents, you should rely on the information in that pricing supplement. It is important for you to consider the information contained in all the offering documents in making your investment decision. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003505/
dp55844_424b2-underlying.htm

Product supplement No. I dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003534/
dp55815_424b2-psno1.htm

Prospectus supplement and Prospectus dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/
a2224570z424b2.htm

Credit Suisse

The date of this product summary supplement is October 30, 2015.

Sample Return Profile at Maturity

These sample terms are presented to illustrate how a Digi Plus Barrier Notes deal might work. These sample terms are hypothetical and the actual terms will vary depending on the relevant terms of the specific securities.

If the final level of the underlying is equal to or greater than its initial level, the investor will be entitled to receive the principal amount of the securities multiplied by the greater of (i) (1 + the fixed payment percentage) and (ii) (1 + [percentage change in the underlying from its initial level to its final level]).

If the final level of the underlying is less than its initial level and a knock-in event has not occurred, the investor will be entitled to receive the principal amount of the securities.

If a knock-in event occurs, the investor will be entitled to receive the principal amount of the securities multiplied by (1 + [percentage change in the underlying from its initial level to its final level]).

Sample Terms

These sample terms are presented to illustrate how a Digi Plus Barrier Notes deal might work. These sample terms are hypothetical and the actual terms will vary depending on the relevant terms of the specific securities. The Issuer has no obligation to issue the securities described below.

Underlying: S&P 500® Index (SPX)

Term: 3 Years

Knock-In Event: Occurs if the final level of the Underlying is equal to or less than its Knock-In Level

Knock-In Level: 75% of the initial level of the Underlying

Fixed Payment Percentage: 20%

Hypothetical Redemption Amounts at Maturity
Assuming the Sample Return Profile and Sample Terms above, this table represents the hypothetical redemption amounts payable at maturity on a $1,000 investment in the securities for a hypothetical range of performance of the Underlying:
Principal Amount of Securities	Percentage Change in Underlying Level	Return on the Securities	Redemption Amount
$1,000	100%	100.0%	$2,000
$1,000	50%	50.0%	$1,500
$1,000	30%	30.0%	$1,300
$1,000	20%	20.0%	$1,200
$1,000	10%	20.0%	$1,200
$1,000	0%	20.0%	$1,200
$1,000	-10%	0.0%	$1,000
$1,000	-20%	0.0%	$1,000
$1,000	-25%	-25.0%	$750
$1,000	-30%	-30.0%	$700
$1,000	-40%	-40.0%	$600
$1,000	-50%	-50.0%	$500

Potential Upside

■ The securities entitle an investor to receive a return at maturity that is based on the greater of a fixed payment percentage and the appreciation, if any, of the underlying from its initial level to its final level. It also features a contingent buffer against the depreciation, if any, of the underlying at maturity.

Potential Downside

■ If the final level of the underlying is equal to or less than its knock-in level, the investor will be fully exposed to the depreciation of the underlying.

■ The securities do not pay interest.

Summary of Selected Product Risks

■	The securities do not guarantee any return of the principal amount. If the final level of the underlying is equal to or less than its knock-in level, a knock-in event will have occurred and the investor will be fully exposed to any depreciation in the underlying. An investment in the securities may result in a loss of up to 100% of principal.

■	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

■	The securities do not pay interest.

■	The securities are fully exposed to the risk of fluctuations in the level of the underlying. In the case of multiple underlyings, the amount payable at maturity may be based on the depreciation or appreciation of the lowest performing underlying alone.

■	In the case of multiple underlyings, the redemption amount payable at maturity will be less than the principal amount of the securities even if a knock-in event occurs with respect to only one underlying.

■	The securities may be part of a basket and changes in the values of the basket components may offset each other. In calculating the basket return, increases in the level of one of the basket components may be moderated, or more than offset, by lesser increases or declines in the level of the other basket component(s).

■	Credit Suisse currently anticipates that the value of the securities on the trade date will be less than the price the investor pays for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities. Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

■	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but it is not required to do so. The price at which the investor may be able to trade the securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities.

■	The value of the securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades in the Issuer’s credit ratings, may be a contributing factor.

■	Holders of the securities will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the underlyings, if any.

■	Credit Suisse and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the estimated value of the securities, and may have economic interests adverse to the investor.

■	The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the securities. Investors in the securities should consult their tax advisor as to the specific tax consequences to them of owning and disposing of the securities, including the application of federal, state, local and foreign income and other tax laws based on their particular facts and circumstances.

Indicative Key Terms

The specific terms of each security offered will be described in the applicable pricing supplement, and will include some or all of the following terms, or any other terms as specified in the applicable pricing supplement.

Issuer: Credit Suisse, acting through one of its branches
Underlying(s):
Redemption Amount:
Underlying Return:
Lowest Performing Underlying:
Fixed Payment Percentage:
Knock-In Event:
Knock-In Level:
Initial Level:
Final Level:
Valuation Date(s):
Maturity Date:
CUSIP:

This document is not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction outside the United States where such distribution, publication, availability or use would be contrary to law or regulation or which would subject Credit Suisse AG or its subsidiaries or affiliates to any registration or licensing requirement within such jurisdiction.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as sales prior to maturity could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

Copyright © 2015 CREDIT SUISSE AG and/or its affiliates.